News Announcement

CONTACT: Richard D. McGraw, President/CEO Vitran Corporation Inc. 416/596-7664 Kevin Glass, VP Finance/CFO Vitran Corporation Inc. 416/596-7664	Robert L. Rinderman Catherine DiTuri Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

REMINDER:
Vitran management will conduct a conference call today, February 20th at 10:00 a.m. (Eastern time), to discuss the Company’s 2001 fourth quarter and year-end results. The conference call dial-in is: 800/886-8681. There will be a webcast at http://www.vcall.com/EventPage.asp?ID=80583

VITRAN REPORTS 2001 FOURTH QUARTER RESULTS

TORONTO, ONTARIO (February 20, 2002) — Vitran Corporation Inc. (TSE:VTN.A, AMEX:VVN), a North American transportation and logistics firm, today announced operating results for the three months and year ended December 31, 2001 (all figures reported in Canadian dollars).

Revenues from continuing operations for the 2001 fourth quarter were $118,502,000 compared to $122,946,000 in the 2000 three-month period. Vitran’s fourth quarter income from continuing operations before depreciation was $7,034,000, compared to $6,940,000 in the year-earlier period. For the quarter, Vitran achieved net income from continuing operations of $2,214,000, or $0.22 per basic and fully diluted shares, compared to net income from continuing operations of $1,732,000, or $0.18 per basic and fully diluted shares in the year-ago three-month period. Per share results are based on 9,859,330 and 9,878,573 shares outstanding during the 2001 and 2000 three-month periods, respectively.

Revenues from continuing operations for the full year were $481,673,000, compared to $480,988,000 in 2000. Vitran’s income from continuing operations before depreciation was $22,854,000, compared to $34,850,000 in the year-earlier period. For the year 2001, Vitran reported net income from continuing operations of $3,701,000, or $0.38 per basic and fully diluted shares, versus net income from continuing operations of $9,918,000, or $1.00 per basic and fully diluted shares in 2000. The Company incurred a $5,614,000 loss from discontinued operations for the year, including a provision of $4,050,000, for a loss on disposition and costs to exit the business.

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Vitran Q4 2001, 02/20/02	page 2 of 5

In 2001, Vitran reported a net loss of $1,913,000, or $0.19 per basic and fully diluted shares, compared to net income of $9,504,000, or $0.96 per basic and fully diluted shares in 2000. The loss for 2001 was attributable to the loss from discontinued operations. Per share results are based on 9,859,296 and 9,894,727 shares outstanding during 2001 and 2000, respectively.

Operating income for Vitran’s LTL segment for the year was $13,702,000, compared with $24,316,000, in 2000. The operating ratio for the segment in 2001 was 96.4%, versus 93.5% in 2000.

The Vitran Logistics segment, which includes the Intermodal and Brokerage business units, recorded income from operations of $102,000 in 2001, compared to $727,000 in 2000. The Truckload segment achieved operating income of $1,517,000 for the year, compared with $2,408,000 in 2000.

Effective January 2, 2002, Vitran sold its non-core Environmental services business for cash proceeds, allowing management to focus on providing premium freight and distribution services solutions.

Vitran President and Chief Executive Officer Richard D. McGraw, stated, “The results from continuing operations for the fourth quarter and second half of 2001 were very encouraging compared with the first two quarters of 2001, especially considering the challenging operating environment compared with a year ago. Our Canadian LTL operations maintained consistent performance and the US LTL operations improved significantly compared with the first six months of this year.

“We have recently undertaken a number of initiatives designed to maintain the positive momentum established in the second half of 2001, and believe we are well positioned to capitalize on an economic rebound. Among the changes are key management and personnel moves strengthening our US LTL operations, the integration of our intermodal and truck brokerage business with our Canadian logistics division — streamlining our corporate divisional structure, the strengthening and de-leveraging of our balance sheet and the divestiture of Vitran’s non-core environmental business — allowing management to focus its resources and efforts exclusively on transportation.”

Vitran Q4 2001, 02/20/02	page 3 of 5

Mr. McGraw, concluded, “We have been repurchasing Vitran shares of late pursuant to our Normal Course Issuer Bid as we believe the current valuation represents an attractive investment.”

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, intermodal and truck brokerage services. Further Company information is available at http://www.vitran.com.

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Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.
Balance Sheet
December 31, 2001 (audited)
(in thousands of Canadian dollars)

Current assets	$83,682
Fixed assets	51,021
Goodwill and other assets	74,661

$209,364

Current liabilities	$60,516
Long-term debt	63,733
Other liabilities	5,737

129,986
Shareholders’ equity	79,378

$209,364

(statements of income follows)

Vitran Q4 2001, 02/20/02	page 4 of 5

VITRAN CORPORATION INC.
Statements Of Income
(in thousands, except share and per share amounts) (Canadian dollars)

	Three Months		Year
	Ended December 31,		Ended December 31,
	(unaudited)		(audited)

	2001	2000	2001	2000

Revenues	$118,502	$122,946	$481,673	$480,988
Operating expenses	100,494	102,775	408,808	399,006

Gross profit	18,008	20,171	72,865	81,982

Selling, general and administrative expenses	10,974	13,231	50,011	47,132

Income from continuing operations before depreciation	7,034	6,940	22,854	34,850
Depreciation	2,287	2,399	9,852	10,276

Income from continuing operations	4,747	4,541	13,002	24,574
Net interest expense	1,263	1,729	5,941	7,230
Gain/(loss) on sale of assets	(873)	(205)	(1,160)	(1,002)

	2,136	1,934	7,101	8,232
Income from continuing operations before taxes, minority interest & amortization	2,611	2,607	5,901	16,342
Income taxes/(recovery)	(126)	461	238	4,671

Income from continuing operations before minority interest & amortization	2,737	2,146	5,663	11,671
Minority interest	—	37	132	49

Income from continuing operations before amortization	2,737	2,183	5,795	11,720
Amortization net of taxes	523	451	2,094	1,802

Income from continuing operations	2,214	1,732	3,701	9,918
Income (loss) from discontinued operations	(388)	(170)	(5,614)	(414)

Net (loss) income	$1,826	$1,562	$(1,913)	$9,504

Earnings (loss) per share:
Basic — before amortization expense	$0.28	$0.22	$0.59	$1.18

Basic — continuing operations	$0.22	$0.18	$0.38	$1.00

Basic — discontinued operations	$(0.04)	$(0.02)	$(0.57)	$(0.04)

Basic — net income	$0.18	$0.16	$(0.19)	$0.96

Diluted — before amortization expense	$0.28	$0.22	$0.59	$1.18

Diluted — continuing operations	$0.22	$0.18	$0.38	$1.00

Diluted — discontinued operations	$(0.04)	$(0.02)	$(0.57)	$(0.04)

Diluted — net income	$0.18	$0.16	$(0.19)	$0.96

Number of shares outstanding	9,859,330	9,878,573	9,859,296	9,894,727

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP)

Vitran’s 2001 and 2000 financial results at its ETL environmental business were restated to reflect the results as discontinued operations

Vitran Q4 2001, 02/20/02	page 5 of 5

Fourth Quarter	US LTL	Yr. over Yr.	CDN LTL	Yr. over Yr.
Operating Data	($US)	% Change	($CDN)	% Change

Revenue (000’s)	$35,947	(10.8)	$35,574	4.2
No. of Shipments	334,621	(4.8)	204,624	(1.8)
Tons	434,434	(7.3)	403,780	(5.8)
Revenue per shipment	$107.43	(6.3)	$173.85	6.1
Weight per shipment (pounds)	1,298	(2.7)	1,973	(4.1)